USA Headquarters 30 Ossipee Road • PO Box 9101 • Newton, MA 02464-9101 617-969-5452 • 800-370-5452 • Fax 617-965-1213 • info@mfics.com

Europe Headquarters Edisonstr.15 • 68623 Lampertheim, Germany 49-6206-503-700 • Fax 49-6206-503-705 • contact@mfics.com
February 8, 2011
Dear Optionholder:
     You are the holder of an outstanding option or options to purchase shares of common stock, par value $0.01 per share (“Common Stock”), of Microfluidics International Corporation (the “Company” or “Microfluidics”) granted under the Company’s 2006 Stock Plan, as amended (the “2006 Plan”), the Company’s 1988 Stock Plan, as amended (the “1988 Plan”), and/or the Company 1989 Non-Employee Director Stock Option Plan, as amended (the “1989 Plan”), and option agreements issued pursuant to such plans (collectively, the “Options”). The purpose of this letter is to provide information to you concerning the tender offer by IDEX Corporation (“IDEX”) and explain the effect of the tender offer on your outstanding Options.
INFORMATION ABOUT THE TENDER OFFER
     As you know, on January 11, 2011, we announced that Microfluidics entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IDEX and Nano Merger Sub, Inc., a wholly-owned subsidiary of IDEX (the “Purchaser”). The Merger Agreement provides for the acquisition by the Purchaser of Microfluidics’ Common Stock pursuant to a tender offer followed by a second-step merger of the Purchaser with and into Microfluidics, with Microfluidics surviving such merger as a wholly-owned subsidiary of IDEX.
     In accordance with the Merger Agreement, the Purchaser has commenced a tender offer to purchase all of the issued and outstanding shares of Common Stock at a price of $1.35 per share in cash (such amount, or any different amount per share paid pursuant to the offer, the “Offer Price”), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Tender Offer”), and, subject to the terms of the Merger Agreement and in accordance with the Delaware General Corporation Law, the Purchaser will subsequently merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of IDEX (the “Merger”). As a result of the Merger, each share of Common Stock then outstanding (other than shares owned by IDEX, the Purchaser or their subsidiaries or affiliates, or Microfluidics or by its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes.
     The initial expiration date of the Tender Offer is 12:00 midnight, New York City time, on Thursday, February 24, 2011, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Tender Offer is terminated or the Purchaser extends the period of time for which the Tender Offer is open. However, the Purchaser is not required to extend the Tender Offer beyond March 18, 2011.
EFFECT OF THE TENDER OFFER ON YOUR OPTIONS
     Under the terms of the Merger Agreement, at the time the Purchaser accepts for payment the shares of Common Stock tendered and not properly withdrawn pursuant to the Tender Offer (the “Acceptance Time”), each Option, whether vested or unvested, that is outstanding and unexercised shall automatically be cancelled in exchange for the right to receive from the Company a cash payment equal to the product of (i) the total number of shares issuable under such Option and (ii) the excess, if any, of the Offer Price over the exercise price per share subject to such Option, less any required withholding taxes. The procedure to receive your cash is set forth below under Cash-Out Procedures.
     Alternatively, prior to the Acceptance Time you can choose to exercise any Options that are currently vested by their terms and participate in the Tender Offer like other holders of Common Stock. The procedure for exercising Options is described below under Exercise Procedures.
Cash-Out Procedures
     If you decide not to exercise your Options as described below, the Merger Agreement provides that, upon the Acceptance Time, each Option, whether vested or unvested, that is outstanding and unexercised will automatically be cancelled in exchange for the right to receive from the Company a cash payment equal to the product of (i) the total number of shares issuable under such Option and (ii) the excess, if any, of the Offer Price over the exercise price per share subject to such Option, less any required withholding taxes (such product, the “Stock Option Payment”). The Options set forth on Schedule A hereto were issued to you under the 2006 Plan and are outstanding and unexercised as of the date hereof (collectively, the “2006 Plan Options”). The Options set forth on Schedule B hereto, if any, were issued to you under the 1988 Plan or the 1989 Plan and are outstanding and unexercised as of the date hereof (collectively, the “Other Plan Options”). The total amount listed on such schedules under the column heading “Cash Proceeds” is your aggregate Stock Option Payment. Any Stock Option Payment due to you will be paid to you through the Company’s payroll service as promptly as practicable after the Acceptance Time. All Stock Option Payments are subject to applicable withholding taxes.
     Under the terms of the 2006 Plan, each 2006 Plan Option with an exercise price per share equal to or greater than the Offer Price as of the Acceptance Time (collectively, the “Underwater 2006 Plan Options”) can be and will automatically be terminated and extinguished in all respects upon the Acceptance Time, without any further action on your part. With respect to each Other Plan Option with an exercise price per share equal to or greater than the Offer Price as of the Acceptance Time (collectively, the “Underwater Other Plan Options”), however, we are asking your consent to terminate such Underwater Other Plan Options as of the Acceptance Time in accordance with the terms of the Merger Agreement.
     Holders of 2006 Plan Options do not need to take any action to receive the Stock Option Payment as described above.
     If you hold Other Plan Options then you must provide the Company with your consent in the form attached hereto by no later than February 11, 2011 in order for you to receive your Stock Option Payment as described above in respect of your Other Plan Options. If you do not sign and return the attached consent by February 11, 2011, you will not receive any Stock Option Payment in respect of your Other Plan Options.
Exercise Procedures
     Prior to the Acceptance Time, you may exercise the vested portion of your Options pursuant to your Option’s current terms. If you decide to exercise your Options, you must deliver your notice of exercise as provided under the Company’s standard exercise procedure on or before the close of business on February 24, 2011. If you wish to exercise your Options and participate in the Tender Offer, you should deliver your notice of exercise as provided under the Company’s standard exercise procedure on or before the close of business on February 16, 2011. For the Company’s executive officers, directors and certain designated employees, you must coordinate the exercise of your Options (subject to the Company’s pre-clearance requirements) by contacting Peter Byczko of the Company. As a reminder, you can never trade in Company securities while you possess material, nonpublic information. Your Underwater 2006 Plan Options will automatically be terminated in all respects without payment of any consideration therefor, and will no longer be outstanding or exercisable for Common Stock or any other securities of the Company, if you do not exercise them on or before the close of business on February 24, 2011.
     If you are considering whether to exercise any of your Options please consult your own tax advisor as to the tax impact of such a transaction.
     If you have any questions about the matters described herein, please contact Peter Byczko.

Sincerely,
Microfluidics International Corporation

By:
Name:	Michael C. Ferrara
Date:	February 8, 2011

The information in this notice is qualified in its entirety by the terms of (i) the Merger Agreement filed by the Company with the Securities and Exchange Commission (“SEC”) on January 11, 2011 as an exhibit to the Company’s Current Report on Form 8-K, (ii) the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by IDEX and Nano Merger Sub, Inc. with the SEC on January 25, 2011 (as amended or supplemented, the “Schedule TO”), and (iii) the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on January 25, 2011 (as amended or supplemented, the “Schedule 14D-9”). You may obtain a copy of the Merger Agreement, the Schedule TO and Schedule 14D-9 through the SEC’s website at http://www.sec.gov. The Merger Agreement, Schedule TO (and related materials) and Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the Tender Offer, the Merger and the treatment of Options. Each Option holder is encouraged to consult with his or her personal tax, accounting and legal advisors regarding the treatment of Options under the terms of the Merger Agreement.

CONSENT
     The undersigned has reviewed the letter, dated February 8, 2011 (the “Letter”), regarding his/her options to purchase shares of common stock of Microfluidics International Corporation (the “Company”) granted under the Company’s 2006 Stock Plan, as amended, 1988 Stock Plan, as amended, and/or 1989 Non-Employee Director Stock Option Plan, as amended (collectively, the “Options”). All terms used and not defined herein have the meanings ascribed to them in the Letter. The Options set forth on Schedule B to the Letter (“Schedule B”) were issued to the undersigned under the Company’s 1989 Non-Employee Director Stock Option Plan, as amended, or the Company’s 1988 Stock Plan, as amended, and are outstanding and unexercised as of the date hereof. The undersigned acknowledges and agrees that all of the Options set forth on Schedule B that are not exercised prior to the Acceptance Time will be terminated upon the Acceptance Time and will thereafter no longer be outstanding or exercisable for Common Stock or any other securities of the Company, and any option agreements or instruments evidencing such Options shall be of no further force or effect as of the Acceptance Time.
     In consideration for the Company’s agreement under the Merger Agreement to facilitate the “cashless” exercise of your Options and make a cash payment with respect to each such Option that is not an Underwater Other Plan Option, as of the Acceptance Time, the undersigned hereby irrevocably and unconditionally releases and discharges the Company and its past, current or future officers, directors, stockholders, subsidiaries, parent companies, agents, employees, successors and assigns from any and all further obligations or liabilities with respect to the rights and privileges of the undersigned under all of the Options set forth on Schedule B.

ACCEPTED AND AGREED TO: Employee

Name:
Date:

Schedule A
2006 Plan Options

Schedule B
Other Plan Options